SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31613; File No. 812-14466

J.P. Morgan Chase & Co., et al.; Notice of Application and Temporary Order

May 20, 2015

Agency: Securities and Exchange Commission ("Commission")

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary

Order") exempting them from section 9(a) of the Act, with respect to a guilty plea entered

on May 20, 2015, by J.P. Morgan Chase & Co. ("JPMC" or the "Settling Firm"), a

Delaware corporation, in the United States District Court for the District of Connecticut

(the "District Court") in connection with a plea agreement ("Plea Agreement") between

JPMC and the United States Department of Justice ("DOJ"), until the Commission takes

final action on an application for a permanent order (the "Permanent Order," and with the

Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: JPMC, J.P. Morgan Investment Management Inc. ("JPMIM"), J.P. Morgan

Institutional Investments, Inc. ("JPMII"), J.P. Morgan Partners, LLC ("JPMP"); J.P.

Morgan Private Investments Inc. ("JPMPI"), J.P. Morgan Alternative Asset Management,

Inc. ("JPMAAM"); Bear Stearns Asset Management Inc. ("BSAM"); BSCGP Inc.

("BSCGP"); Constellation Growth Capital LLC ("Constellation"); Constellation Ventures

Management II, LLC ("Constellation II"); JF International Management Inc. ("JFIMI");

JPMorgan Distribution Services, Inc. ("JPMDS"); OEP Co-Investors Management II, Ltd.

("OEP II"); OEP Co-Investors Management III, Ltd. ("OEP III," and together with OEP II,

the "OEP Entities"); Security Capital Research & Management Incorporated ("Security

Capital"); and Sixty Wall Street Management Company, LLC ("Sixty Wall Management", and together with JPMIM, JPMII, JPMP, JPMPI, JPMAAM, BSAM, BSCGP, Constellation, Constellation II, JFIMI, JPMDS, the OEP Entities, and Security Capital, the "Fund Servicing Applicants") (each an "Applicant" and collectively, the "Applicants").

Filing Date: The application was filed on May 20, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 15, 2015, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: JPMC, JPMIM, JPMII, JPMP, JPMPI, JPMAAM, BSAM, BSCGP, Constellation II and Sixty Wall Management, 270 Park Avenue, New York, NY 10017; Constellation, 40 W. 57th Street, 32nd Floor, New York, NY 10019; JFIMI, 21st Floor, Chater House, 8 Connaught Road Central, Hong Kong; JPMDS, 1111 Polaris Parkway, Columbus, Ohio 43240; OEP II and OEP III, 270 Park Avenue, 10th Floor, New York, NY 10017; and Security Capital, 10 South Dearborn Street, Suite 1400, Chicago, Illinois 60063

For Further Information Contact: Elizabeth G. Miller, Senior Counsel, Vanessa M. Meeks, Senior Counsel, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   JPMC, a Delaware corporation, is a financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. JPMC is also the ultimate parent of each of the Fund Servicing Applicants. JPMC does not provide Fund Service Activities (as defined below) to any Fund.[1]

2.   JPMIM, JPMPI, JPMAAM, JFIMI and Security Capital are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and serve as investment advisers or sub-advisers to various Funds. JPMP and Sixty Wall Management are registered as investment advisers under the Advisers Act and serve as investment advisers or sub-advisers to ESCs. BSAM is registered as an investment adviser under the Advisers Act and serves as general partner that provides

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[1]   For purposes of the application, "Funds" refer to any registered investment company, business development company, or ESC for which a Covered Person serves, or may in the future serve, as an investment adviser, sub-adviser, general partner or depositor, or any registered open-end investment company, registered unit investment trust or registered face amount certificate company for which a Covered Person (as defined below) serves, or may in the future serve, as principal underwriter.

investment advisory services to various ESCs (as defined below).[2] BSCGP, Constellation

II and the OEP Entities serve as general partners that provide investment advisory services

to various ESCs. Constellation serves as a sub-adviser to various ESCs. JPMDS and

JPMII are registered as broker-dealers under the Securities Exchange Act of 1934 and

serve as principal underwriter to various Funds.

3.   Other than the Fund Servicing Applicants, no existing company of which

JPMC is an affiliated person currently serves as an investment adviser (as defined in

section 2(a)(20) of the Act), or depositor of any Fund, employees' securities companies (as

defined in section 2(a)(13) of the Act) subject to section 9 of the Act ("ESCs") or

investment company that has elected to be treated as a business development company

under the Act, or principal underwriter for any registered open-end company, unit

investment trust under the Act ("UIT"), or face-amount certificate company registered

under the Act (such activities, collectively, "Fund Service Activities"). Applicants request

that any relief granted by the Commission also apply to any other existing company of

which JPMC is an affiliated person within the meaning of section 2(a)(3) of the Act and to

any other company of which JPMC may become an affiliated person in the future (together

with the Applicants, the "Covered Persons").

4.   On May 20, 2015, the DOJ filed a one-count criminal information in the

District Court charging JPMC with a one-count violation of the Sherman Antitrust Act, 15

U.S.C. § 1 (the "Information"). The Information charges that from July 2010 until at least

January 2013, JPMC, through one of its euro/U.S. dollar ("EUR/USD") traders, entered

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[2]   Every Applicant that is a general partner that provides investment advisory services to one
or more ESCs believes, for purposes of the application, that it is performing a function that falls
within the definition of "investment adviser" in section 2(a)(20) of the Act.

into and engaged in a conspiracy to fix, stabilize, maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD currency pair exchanged in the FX spot market by agreeing to eliminate competition in the purchase and sale of the EUR/USD currency pair in the U.S. and elsewhere (the "Conduct"). The Conduct involved near daily conversations, some of which were in code, in an exclusive electronic chat room used by certain EUR/USD traders, including the EUR/USD trader employed by JPMC.

     5.   JPMC has agreed to resolve the action brought through the Plea Agreement presented to the District Court on May 20, 2015. Under the Plea Agreement, JPMC agreed to enter a plea of guilty to the charge set out in the Information (the "Plea"). In addition, JPMC will make an admission of guilt to the District Court. Applicants expect that the District Court will enter a judgment against JPMC that will require remedies that are materially the same as set forth in the Plea Agreement. According to the Plea Agreement, JPMC agrees that the District Court shall order a term of probation, which would include certain conditions, as outlined in the application. Along with the DOJ, the Board of Governors of the Federal Reserve System ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the U.S. Commodity Futures Trading Commission ("CFTC"), and the United Kingdom Financial Conduct Authority ("FCA") have or have been conducting investigations into the practices of JPMC and its direct and indirect subsidiaries relating to FX trading. Specifically, the FRB entered a cease and desist order on May 20, 2015 against JPMC concerning unsafe and unsound banking practices relating to JPMC's FX business ("FRB Order"); the OCC entered a cease and desist order on November 11, 2014 against JPMorgan Chase Bank, N.A. ("JPMCB") concerning deficiencies and unsafe or unsound practices relating to JPMCB's wholesale FX business ("OCC Order"); the CFTC entered a cease and desist order on November 11, 2014 against JPMCB relating to certain

FX trading activities ("CFTC Order"); and the FCA entered a warning notice on November 11, 2014 against JPMCB for failing to control business practices in its G10 spot FX trading operations ("FCA Order").

<u>Applicants' Legal Analysis</u>:

        1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or business development company or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face-amount certificate company, or as investment adviser of an ESC if the person "within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person's conduct" as a bank, among other things. Section 2(a)(10) of the Act defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to a company, any "affiliated person" of which is disqualified under the provisions of section 9(a)(1). "Affiliated person" is defined in section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that JPMC is an affiliated person of the Fund Servicing Applicants within the meaning of section 2(a)(3). Applicants state that a guilty plea would result in a disqualification of such Fund Servicing Applicants and other Covered Persons for ten years under section 9(a) of the Act because JPMC would become the subject of a conviction described in 9(a)(1).

        2.   Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that: (1) the prohibitions of section 9(a), as applied to the person, are unduly or

disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. The Applicants and other Covered Persons may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that the prohibitions of section 9(a), if applied to Covered Persons, would be unduly or disproportionately severe, and that the conduct of JPMC is not such as to make it against the public interest or the protection of investors to issue the Orders. Applicants represent that the Conduct giving rise to the Plea did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or depositor for a Fund (including as general partner providing investment advisory services to ESCs) or principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company. Applicants further represent that the Conduct did not relate to the Funds' management or distribution, and that the Conduct did not involve any Fund or the assets of any Fund. Applicants also state that the individual referenced in the Complaint as responsible for the Conduct is no longer employed by JPMC or its affiliates. As a result of the foregoing, Applicants assert that the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the application.

4.   Applicants assert that their inability to continue to serve as investment adviser or sub-adviser of the Funds (including as general partner providing investment

advisory services to ESCs) or principal underwriter for the Funds that are registered open-end investment companies would result in the Funds and their shareholders facing potentially severe hardships. Applicants argue that neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to the Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory or sub-advisory and underwriting services (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds. Applicants also outline a number of other uncertainties, inefficiencies, and expenses that they submit would result from the prohibitions of section 9(a) and operate to the detriment of the financial interests of the Funds and their shareholders.

5. Applicants further assert that the prohibitions of section 9(a) would have an adverse effect on the Applicants, including their employees, as outlined in the application. Applicants therefore assert that the imposition of the section 9(a) disqualification on the Fund Servicing Applicants would be unduly and disproportionately severe.

6. Applicants represent that: (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any knowledge of, or had any involvement in, the Conduct; (ii) no current or former employee of JPMC or of any other Covered Person who previously has been or who subsequently may be identified by JPMC, or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will have any involvement in providing Fund Service Activities (including as general partners providing advisory services to ESCs) or will be an officer, director, or employee of any Applicant or of any other Covered Person; (iii) no employee of JPMC or of any other Covered Person who was involved in the Conduct had any, or will have any

future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Fund Servicing Applicants did not have any involvement in the Conduct, shareholders of the Funds were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter. Applicants assert that the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from section 9(a).

7.   To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants undertake that they will, as soon as reasonably practicable, distribute to the boards of directors ("Boards") of the Funds written materials describing the circumstances that led to the Plea, any impact on the Funds and the application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities (excluding for this purpose, the ESCs), including the directors who are not "interested persons" of such Funds as defined in section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds' Boards with the information concerning the Plea Agreement and the application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Plea Agreement as entered by the District Court.

8.   Applicants further state that JPMC has implemented remedial measures to protect against conduct similar to the Conduct, as outlined in greater detail in the application. For example, JPMC has enhanced governance through the development of a Macro Trading Business Control Committee. JPMC has improved its compliance risk

assessment to better identify risks, including the types of risk identified during the FX

matters, through improvements to: (1) the risk assessment framework, which includes

more detailed guidance and procedures to enhance quality and consistency of execution;

(2) the risk assessment tool and process, which includes improvements to compliance

officers' ability to document risk/control impact at a more granular level; and (3)

qualitative data collection to improve the qualitative information gathered by Compliance,

including about lessons from internal and external control issues. JPMC has also

developed a plan to improve monitoring and surveillance, including, among other things,

expanding transaction surveillance across thirty-six currency pair benchmarks and

establishing a process whereby it reviews its electronic communication lexicons and

transaction surveillance scenarios and makes enhancements, as appropriate, at least

annually. JPMC has also identified improvements in its internal audit function that it has

taken or will take, including the establishment of a team dedicated to the identification of,

and focus on, cross business issues and emerging risks.

9.   Applicants state that certain of the Applicants and their affiliates have

previously received an order under section 9(c) of the Act, as the result of conduct that

triggered section 9(a), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the

application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application shall be

without prejudice to, and shall not limit the Commission's rights in any manner with

respect to, any Commission investigation of, or administrative proceedings involving or

against, Covered Persons, including, without limitation, the consideration by the

Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   Neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to section 9(c).

3.   Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.   The Settling Firm will comply in all material respects with the material terms and conditions of the Plea Agreement, the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5.   Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the guilty plea entered into pursuant to the Plea Agreement, subject to the representations and conditions in the application, from May 20, 2015 until the Commission takes final action on their application for a permanent order.

By the Commission.

Jill M. Peterson
Assistant Secretary